FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 24, 2003

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu

91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑     No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑     No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Second Quarter Financial Results for the Year ending June 30, 2003

This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form S-8 as amended (File No. 333-12256) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended for earnings releases and other price sensitive releases

FOR IMMEDIATE RELEASE	Contact:	Karena Tay
Investor Relations Manager
+33 (0)1 64 86 79 00

ktay@infovista.com

- or -
Noah Schwartz
Taylor Rafferty (London)
+44 (0)20 7936 0400
infovista@taylor-rafferty.co.uk
- or -
Delia Cannan
Taylor Rafferty (New York)
+1 212 889 4350
infovista@taylor-rafferty.com

INFOVISTA ANNOUNCES Q3 FY2003 FINANCIAL RESULTS

Paris, France and New York, NY – April 24, 2003 – InfoVista (NASDAQ:  IVTA – Nouveau Marché: 7667), a global provider of intelligent performance management software solutions, today announced financial results for the quarter ended March 31, 2003.  Total revenue for the quarter stood at  €6.1 million.  Adjusted net loss stood at €2.1 million, or €0.11 per share.

“The third quarter ended with disappointing results.  The current weakness in Europe, coupled with a few deals that were not secured until the first weeks of April, led third quarter revenues for this fiscal year to be below our expectations,” commented Alain Tingaud, Chairman and CEO of InfoVista. “However, we are seeing promising signs in the Americas and Asia, and I’m also pleased with the progress in our technological advancement.”

Financial Highlights

•                       Total revenue of €6.1 million.

•                       Adjusted net loss of €2.1 million, with adjusted loss per share of €0.11.

•                       Net loss of €2.2 million, with net loss per share of €0.12.

•                       As of March 31, 2003, DSO stood at 84 days, an improvement from 90 days.

•                       As of March 31, 2003, cash and marketable securities amounted to €45.5 million, or €2.5 per outstanding share. During the quarter, €1.0 million was spent on recurring operating activities, and €2.8 million on exceptional items such as technological investments (€1.0 million), restructuring charges (€0.8 million) and the share buyback program (€1.0 million).

•                       As of March 31, 2003, the Company’s balance sheet is completely debt-free.

•                       As of March 31, 2003, a total of 18,102,637 common shares were outstanding.

•                       As of March 31, 2003, InfoVista had a total of 193 employees, compared to the 197 employees as of December 31, 2002.

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European Revenue Decline

InfoVista’s total number of customers increased to 558. 77% of total revenues came from returning customers such as Cable & Wireless, T-Data, Radianz and British Telecom.

Revenues from Americas remained stable, reflecting what seems to be a bottoming out in the Americas market.  With a new and experienced sales team fully installed in the Americas, the Company is targeting license revenue increase in the Americas in the fourth quarter of this year.  InfoVista’s European, American and Asian markets represented 52%, 35% and 13% of total revenues, respectively, for the quarter ended March 31, 2003.

Direct sales represent 69% of total revenues in the third quarter. Indirect sales represent the remaining 31% of revenues, a decline largely due to delayed projects in Southern Europe, which are being managed by InfoVista’s partners.

Revenues from the Service Provider market, including new Providers such as Brazil Telecom, Uecomm and Intelsat, represented 72% of total revenues.  Enterprise revenues represented 28 % of the total, with new clients such as Stanford University and the University of Missouri.

Significant Technological Advancements

As announced last quarter, InfoVista made two technological investments aimed at increasing the value of its VistaFoundation. InfoVista Enterprise Solutions (IES), our new unit dedicated to developing enterprise solutions, has made significant progress in integrating the new technologies. The Company has experienced no delays in the solutions development process and is on track to deliver innovative Enterprise solutions to existing and new customers by the end of the calendar year.

InfoVista is very excited about its plans to launch three new products this quarter. This first product is targeted at the enterprise market. It is the first deliverable from our new Enterprise Software Development Unit and includes a powerful integration with Network Physics. In January, the Company announced an equity investment in Network Physics. The second product significantly enhances the information presentation capability of VistaPortal. The third product is an innovative solution targeted at the burgeoning Wireless Fidelity (Wi-Fi) market.

Building on InfoVista’s initial successes in integrating new technologies, the Company will continue acquiring state-of-the art technologies.

Further Focus on Cost Control & Continuation of Share Buyback Program

“With our rigorous monitoring of costs, we have achieved a further reduction of 17% in total operating costs over the same period last year,” said Philippe Ozanian, President and Chief Financial Officer.  “Our primary financial objective is to achieve adjusted profitability. Despite the current market conditions, this objective will not be compromised.  Within the next three quarters, we will continue to reduce our operating expenses to secure a breakeven point with total quarterly revenues of €7.6 million.”

Since August 2002, InfoVista has carried out a share buyback program with the approval of its shareholders. To date, the Company owns less than 1.8 million shares, or almost 9 per cent of the issued share capital.  Yesterday, InfoVista’s Board of Directors approved the cancellation of 1.0 million of its treasury shares.  The remaining shares will be utilized to enhance the firm’s employee stock option program.  The shares can also be used as an acquisition currency when looking at new technologies. The Company will pursue its share buyback program and continue to cancel part of the shares acquired through this program.

Market Outlook & Guidance

“The prevailing global economic volatility makes forecasting difficult.  We therefore think it prudent to take a conservative approach and forecast stable quarter-on-quarter revenue for the fourth quarter,” concluded Tingaud.

Conference Call

InfoVista will host a conference call today at 9:00 a.m. (Eastern US) / 2:00 p.m. (GMT) / 3:00 p.m. (CET).  The call will be available by dialing +44 (0)20 7984 7576 (UK/Europe) or +1 719 457 2617 (US).  It will also be broadcast on the company’s website at www.infovista.com.

A replay of the teleconference will be available shortly after the end of the conference call for one week by dialing +44 (0)20 7784 1024 (UK/Europe) or +1 719 457 0820 (US), using the passcode 400337#.

# # #

(Tables to follow)

About InfoVista

InfoVista provides customers the “Power to Turn Infrastructure into Profit.”  Our intelligent performance management software supports requirements ranging from real-time network performance analysis to customer-centric Service Level Management (SLM) programs.  Our technology approach is based on partnering with customers to drive industry-leading innovations into our software. As a result, 80% of the largest service providers in the world as ranked by Fortune®, and leading Global 2000 enterprises, have selected InfoVista to maximize the value of their Information Technology infrastructure.  Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Telecom, First Union Bank, Banques Populaires, Banque de France, Nestlé, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (InfoVista 7667).  InfoVista was recently ranked number one in the Deloitte & Touche Technology Fast 50 Program in France, and received a special award from Euronext as the number one ranked public company. For more information about the company, please visit www.infovista.com .

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies.  For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Commission des Opérations de Bourse.  Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the nine months ended March 31,		For the three months ended March 31,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
License revenues	€10,069	€13,902	€2,964	€4,694
Service revenues	9,113	8,346	3,116	3,184
Total revenues	19,182	22,248	6,080	7,878

Cost of revenues
Costs of licenses	677	755	138	246
Costs of services (exclusive of non-cash compensation expense of € 5, € 75, € 1 and € 10, respectively)	4,797	4,586	1,608	1,515
Total cost of revenues	5,474	5,341	1,746	1,761

Gross profit	13,708	16,907	4,335	6,117

Operating expenses
Sales and marketing expenses (exclusive of non-cash compensation expense of € 24, € 104, € 2 and € 27, respectively)	12,002	12,546	3,647	4,405
Research and development expenses (exclusive of non-cash compensation expense of € 6, € 43, € 1 and € 10, respectively)	5,277	5,282	1,962	1,945
General and administrative expenses (exclusive of non-cash compensation expense of € 3, € 37, € 0 and € 7, respectively)	3,862	5,222	1,075	1,681

Stock compensation expense	38	259	4	54
Restructuring costs	1,590	924	—	—
Amortization of goodwill	—	—	—	—
Amortization of intangible assets	285	285	95	95
Total operating expenses	23,054	24,518	6,782	8,180

Operating loss	(9,346)	(7,611)	(2,447)	(2,063)

Other income (expense):
Interest income	1,006	1,687	275	487
Net foreign currency transaction gains (losses)	(45)	(19)	38	29
Income from administrative fee	—	312	—	312
Loss on disposal of fixed assets	(99)	—	(4)	—
Other income (expenses)	(18)	(104)	(6)	(35)

Loss before income taxes and minority interests	(8,502)	(5,735)	(2,144)	(1,270)

Income tax (expense) benefit	25	2	(25)	(5)
Minority interest	—	34	—	34
Net loss	€(8,477)	€(5,699)	€(2,169)	€(1,241)

Adjusted net loss	€(6,420)	€(4,212)	€(2,104)	€(1,121)

Basic and diluted loss per share	(0.44)	(0.29)	(0.12)	(0.06)

Adjusted basic and diluted loss per share	(0.34)	(0.21)	(0.11)	(0.06)

Basic and diluted weighted average shares outstanding	19,096,454	19,693,762	18,557,361	19,800,604

RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS

(In thousands, except for share and per share data)

InfoVista provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	For the nine months ended March 31,		For the three months ended March 31,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	€(8,477)	€(5,699)	€(2,169)	€(1,241)

As adjusted net loss is exclusive of the following charges:
Stock compensation expense	(38)	(259)	(4)	(54)
Restructuring costs	(1,590)	(924)	—	—
Amortization of intangible assets	(285)	(285)	(95)	(95)
Loss on disposal of fixed assets	(99)	—	(4)	—
Net foreign currency transaction gains (losses)	(45)	(19)	38	29

Net effect on adjusted net loss	€2,057	€1,487	€65	€120

Adjusted net loss	€(6,420)	€(4,212)	€(2,104)	€(1,121)

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	March 31, 2003	June 30, 2002
	(unaudited)
ASSETS

Cash and cash equivalents	€39,766	€50,226
Marketable equitable securities	5,697	5,513
Trade receivables, net of allowance of € 480 and € 586, respectively)	5,643	8,040
Prepaid expenses and other current assets	1,851	2,222
Total current assets	52,957	66,001

Fixed assets, net	3,852	4,441
Licensed technology and advances, net	1,146	1,327
Goodwill and other purchased intangible assets, net	633	918
Investment in affiliate	608	—
Deposits and other assets	713	843
Total non current assets	6,952	7,529

Total assets	€59,909	€73,530

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,461	€4,487
Current portion of long-term debt	—	305
Accrued salaries and commissions	1,842	1,879
Accrued social security and other payroll taxes	740	709
Deferred revenue	4,144	3,624
Other current liabilities	1,167	1,847
Total current liabilities	10,354	12,851

Other long term liabilities	71	61
Total non-current liabilities	71	61

Stockholders’ equity
Common stock	10,737	10,728
Capital in excess of par value of stock	85,870	85,839
Accumulated deficit	(43,062)	(34,584)
Unrealized losses on available for sale securities	(303)	(487)
Cumulative translation adjustment	(1,055)	(768)
Deferred compensation	—	(38)
Less common stock in treasury	(2,703)	(72)
Total stockholders’ equity	49,484	60,618

Total liabilities and stockholders’ equity	€59,909	€73,530

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: April 24, 2003	By:	/s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer